April 29, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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Milan

File No. 025681-0094

Attention:	Russell Mancuso, Branch Chief Jay Mumford

Re:	Advanced Micro Devices, Inc. Registration Statement on Form S-4 Filed April 5, 2013 File No. 333-187768

Dear Sirs:

On behalf of Advanced Micro Devices, Inc. (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-4, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2013 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter received on April 23, 2013, from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

1.	We note that you are registering the securities in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: In response to the Staff’s comment, the Company has filed on EDGAR and provided under separate cover the requested supplemental letter (the “Supplemental Letter”).

April 29, 2013

2.	Please file as an exhibit to your registration statement a form of letter of transmittal that security holders must return to an exchange agent.

Response: In response to the Staff’s comment, the Company respectfully notes to the Staff that the Company does not intend to use a letter of transmittal for the exchange offer. The Company has confirmed with the trustee of the notes and the Depository Trust Company (“DTC”) that the company is eligible to conduct the A/B exchange offer without the use of a letter of transmittal through DTC’s Automated Tender Offer Program (“ATOP”). The Company has revised the prospectus cover and page 8 of Amendment No. 1 to state that there will not be any letter of transmittal used in the exchange offer.

We respectfully note that the Staff has previously reviewed and allowed the conducting of an A/B Exchange Offer without a letter of transmittal. See Spansion Inc. Form S-4 (File No. 333-174593-02) initially filed May 27, 2011 and subsequent amendments to Form S-4 filed in response to the Staff’s comment letters (with respect to the present matter, specifically the following comments and responses thereto: Comment #26 of Staff’s letter dated June 23, 2011, Comment #19 of Staff’s letter dated August 26, 2011, Comment #3 of Staff’s letter dated October 5, 2011 and Comment #1 of Staff’s letter dated October 28, 2011). The response set forth below incorporates the substance of the responses made by Spansion, Inc. to each of those particular Staff comments, which we believe are applicable to the present matter.

The Company will enable the participants in the exchange offer to digitally affirm that they will comply with all the conditions in the exchange offer, including by confirming that they are making the express representations as described in the Supplemental Letter at the time they submit their notes for exchange through DTC’s ATOP system. The Company notes to the Staff that the form of electronic instruction and digital affirmation will be an acknowledgment by the participant that it is making the representations on pages 36-37 and 40 of Amendment No. 1, as the Company has been informed by DTC that it cannot accommodate reproducing the full set of representations due to word-size limitations on DTC’s system. Amendment No. 1 has been revised to include the representations that the participants will be required to digitally affirm through DTC’s ATOP procedures (reproduced below):

From pages 36-37:

By participating in the exchange offer, you must represent, warrant and confirm digitally in connection with DTC’s ATOP procedures that you:

(i)	are acquiring the exchange notes in your ordinary course of business,

(ii)	are not engaged in, and do not intend to engage in, a distribution of the exchange notes, and

(iii)	have no arrangement or understanding with the Company, the Company’s affiliates or any other person to participate in a distribution of the exchange notes.

In addition, if you are a broker-dealer, or you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above [Exxon Capital

April 29, 2013

Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect] and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

If you are a broker-dealer who holds the private notes acquired for your own account as a result of market-making activities or other trading activities and you receive exchange notes in exchange for such private notes pursuant to the exchange offer, you must acknowledge, and confirm digitally in connection with DTC’s ATOP procedures, that:

(i)	you must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such outstanding private notes pursuant to the exchange offer, and

(ii)	by delivering such a prospectus, you, who may be a statutory underwriter, will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act.

From page 40:

If you wish to tender private notes in exchange for exchange notes in the exchange offer, we will require you to represent that:

•	the private notes are, at the time of acceptance, and will continue to be, until exchanged in this offer, held by you;

•

you acknowledge that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of yours shall be binding upon your successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives and shall not be affected by, and shall survive, your death or incapacity (if an individual) or dissolution (if an entity);

•

you will, upon request, execute and deliver any documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange of the private notes that are the subject of the electronic acceptance instruction;

•

you have full power and authority to tender, exchange, assign and transfer the private notes that are the subject of the electronic acceptance instruction and that when such notes are accepted for exchange by the Company, the notes will be transferred by you with full title guarantee free from all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right, together with all rights attached thereto;

•	you are not an affiliate of ours;

April 29, 2013

•	you will acquire any exchange notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	at the time of completion of the exchange offer, you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

You will be deemed to make such representations by tendering private notes in the exchange offer. In addition, in connection with the resale of exchange notes, any participating broker-dealer who acquired the private notes for its own account as a result of market-making or other trading activities acknowledges that it must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the notes, with this prospectus.

* * *

A copy of the planned electronic instruction and digital affirmation for the exchange offer is attached as Exhibit A hereto.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3051 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips

of LATHAM & WATKINS LLP

cc:	Harry Wolin, Esq., Advanced Micro Devices, Inc.

Faina Roeder, Esq., Advanced Micro Devices, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

EXHIBIT A

THE DEPOSITORY TRUST COMPANY	DATE
TENDERS INSTRUCTION DETAIL	TIME

*************************    COVERED PROTECT    *************************

TARGET CUSIP:	DESC: TELEVENTGITS.AF	+ CONTRA CUSIP:
TRANSACTION ID:	TICKET SEQ:	STATUS: MADE
TRANSACTION DATE:	SUBMITTED BY:
PARTICIPANT:	QUANTITY:

AN “A” IN THE FOLLOWING PARENTHESIS INDICATES THAT YOU ACKNOWLEDGED RECEIPT OF, AND AGREEMENT TO BE BOUND BY, THE REPRESENTATIONS ON PAGES 36-37 AND 40 OF THE PROSPECTUS FOR THE OFFER IDENTIFIED BY THE CONTRA CUSIP ABOVE:        ( A )

COMMENT:        N/A

CONDITIONS:        N/A

CONTACT NAME:	CONTACT PHONE: ( )

PF6/18:PREVIOUS PF7/19: PTOP MENU PF8/20: END FUNCTION PF9/21:SI